September 13, 2024

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Jimmy McNamara

Suzanne Hayes

Sasha Parikh

Kevin Vaughn

Re:	Maze Therapeutics, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 15, 2024

CIK No. 0001842295

Ladies and Gentlemen:

We are submitting this letter on behalf of Maze Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 26, 2024 (the “Letter”), regarding Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001842295) confidentially submitted by the Company to the Commission on August 15, 2024 (the “Amended Draft Registration Statement”). Concurrently herewith, we are transmitting Amendment No. 3 to the Amended Draft Registration Statement (“Amendment No. 3”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 3 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in Amendment No. 3.

U.S. Securities and Exchange Commission

September 13, 2024

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Programs, page 2

1.

We note your responses to comments one, two and five. Please note your decision not to disclose information about your research programs that we consider material to investors is inconsistent with the prominent presentation of these programs in the Summary and Business sections. Prominently highlighting programs that you are not willing to disclose information about in a separate table does not address the issue. To the extent that the research programs are material, the information about the programs and the exclusive agreements you have entered into to develop and commercialize the programs are material to investors. Please revise to specify the “various targets” in the table, and expand your disclosure on page 132 to more specifically describe the work that has been done to date, as opposed to focusing on aspirations and plans.

We note that it appears you are no longer party to a joint venture agreement related to Broadwing. Please file and describe the agreement(s) with Broadwing and Alloy governing the development of the Opthamology program. Due to your prominent disclosure of this program, it is fair for an investor to assume that this research program is material to your business, and you are substantially dependent on the agreement(s) for the program development. Whether or not you retained the right to potential revenues streams, such as milestone payments, royalties, etc., resulting from future products is material. Additionally, disclose the material terms of your agreements with Neurocrine and Trace in the “Exclusive license section” following the description of the Shionogi license agreement and file the agreements as exhibits. Please note, we disagree with your statement that each party’s rights and obligations and the term and termination provisions are standard provisions for agreements of this type and not material to an understanding of the transaction. To the extent you believe you are not required to file these agreements, provide a detailed analysis supporting your conclusion that you are not substantially dependent on exclusive agreements to develop your material research programs. To the extent that you continue claim that these are early stage programs, please compare them to the early stage of the programs in your clinical pipeline.

Alternatively, please remove any programs that are not currently material from the table labeled “Our research programs,” appearing in the Summary and Business sections. Also remove the Compass Platform row from this research pipeline table.

In response to the Staff’s comment, the Company has removed the table labeled “Our research programs,” including the Compass Platform row, from pages 2 and 114 of Amendment No. 3 to de-emphasize the prominence of the research programs in the Summary and Business sections given that the Company does not believe that, on an individual basis, these are material research programs under Item 101 of Regulation S-K. Consistent with this de-emphasized disclosure and immateriality of the programs on an individual basis, the Company respectfully advises the Staff that it has not added additional disclosure regarding the wholly-owned programs or governing agreements for such out-licensed programs.

U.S. Securities and Exchange Commission

September 13, 2024

2.

We note your response to comment 2. Please provide disclosure, as you do in the correspondence letter, that you expect your ownership percentage will be significantly diluted upon the conversion of outstanding convertible notes issued by Broadwing Bio, and that you are no longer involved in the development of Broadwing Bio’s therapeutic candidate.

In response to the Staff’s comment, the Company has revised its disclosures on pages 3, 94, 115 and 135 of Amendment No. 3.

* * * * * * *

Should the Staff have additional questions or comments regarding the forgoing, please do not hesitate to contact me at (206) 389-4553, or in my absence, Ryan Mitteness at (206) 389-4533 or Effie Toshav at (206) 389-4576.

Sincerely,

/s/ Amanda Rose, Esq.
Amanda Rose
Partner

FENWICK & WEST LLP

cc:

Jason Coloma, Chief Executive Officer

Courtney Phillips, General Counsel

Maze Therapeutics, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

Emily Roberts, Esq.

Elsie Cheang, Esq.

Davis Polk & Wardwell LLP